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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2005 WASH. D.C. 213 SECTION PROCESSING

SEC FILE NUMBER
8- 53244

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 AND ENDING December 31,2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Milestone Advisors LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 Eye Street, NW, Suite800
(No. and Street)

Washington, DC 20006
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene S.Weil 202-357-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2 Hopkins Plaza, Suite 700, Baltimore MD 21201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eugene S. Weil, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Milestone Advisors LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

My Commission Expires June 14, 2009

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) ~~Statement of Changes in Financial Condition.~~ Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of

Independent Certified Public Accountants

Milestone Advisors LLC

December 31, 2004


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2005
WASH., D.C.
213
SECTION

CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	3
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	5
STATEMENT OF INCOME	6
STATEMENT OF MEMBERS' EQUITY	7
STATEMENT OF CASH FLOWS	8
NOTES TO FINANCIAL STATEMENTS	9
SUPPLEMENTARY INFORMATION	
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	15
STATEMENT REGARDING RULE 15c3-3	16
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5	17



Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Boards of Directors
Milestone Advisors LLC

We have audited the accompanying statement of financial condition of Milestone Advisors LLC (the Company) (a Delaware Company) as of December 31, 2004 and the related statements of income, members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Milestone Advisors LLC as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Baltimore, Maryland
February 11, 2005

:ercantile Bank & Trust Building
uite 700
.:o Hopkins Plaza
'altimore, MD 21201-2909
410.685.4000
410.837.0587
www.grantthornton.com

-ant Thornton LLP
S Member of Grant Thornton International

FINANCIAL STATEMENTS

Milestone Advisors LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS	
CURRENT ASSETS	
Cash	$4,397,699
Due from clearing broker	590,473
Accounts receivable	229,426
Due from employees	34,872
Prepaid expenses	22,807
Total current assets	5,275,277
OTHER ASSETS	
Fixed assets, net	19,853
Investments	162,000
	181,853
Total assets	$5,457,130

LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable and accrued liabilities	$ 616,225
Deferred revenue	224,190
Due to affiliate	1,010,819
Total current liabilities	1,851,234
COMMITMENTS AND CONTINGENCIES	-
MEMBERS' EQUITY	3,605,896
Total liabilities and members' equity	$5,457,130

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

STATEMENT OF INCOME

Year ended December 31, 2004

Revenues:	
Advisory fees	$ 9,568,682
Commissions	1,677,309
Reimbursed expenses	416,588
Interest and other income	31,250
	11,693,829
Expenses:	
Compensation and benefits	4,632,637
Administrative expenses	1,831,354
Travel and entertainment	716,506
Occupancy	552,115
Clearing fees	59,420
Depreciation	1,561
	7,793,593
NET INCOME	$ 3,900,236

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

STATEMENT OF MEMBERS' EQUITY

Year ended December 31, 2004

Members' equity, January 1, 2004	$ 1,564,471
Distributions	(1,858,811)
Net income	3,900,236
Members' equity, December 31, 2004	$ 3,605,896

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2004

Increase (decrease) in cash	
Cash flows from operating activities	
Net income	$ 3,900,236
Adjustments to reconcile net income to net cash provided by operating activities	
Profit units received as consideration for advisory fees	(100,000)
Depreciation and amortization	1,561
Changes in assets and liabilities	
Accounts receivable	1,034,188
Due from employees	(34,872)
Accounts payable and accrued liabilities	578,125
Due from clearing broker	(4,834)
Prepaid expenses	(22,807)
Deferred revenue	39,621
Due to affiliates	67,429
Net cash provided by operating activities	5,458,647
Cash flows from investing activities	
Purchases of furniture and equipment	(21,414)
Cash flows from financing activities	
Distributions	(1,858,811)
NET INCREASE IN CASH	3,578,422
Cash at beginning of year	819,277
Cash at end of year	$ 4,397,699

The accompanying notes are an integral part of these financial statements.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Milestone Advisors LLC, a Delaware Limited Liability Company (the Company), is a broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is a non-clearing member of the National Association of Securities Dealers, Inc. (NASD). The Company does not carry any customer accounts and is accordingly exempt from the Act's Rule 15c3-3 (the Customer Protection Rule) pursuant to provision K(2)ii of the Rule.

In addition to the broker-dealer services, the Company engages in investment banking services which include providing financial advisory services to institutional customers, advising and arranging capital sourcing, and assistance with mergers and acquisitions. The Company operates from leased facilities located in Washington, D.C., Short Hills, NJ, Miami, FL and Pittsburgh, PA provided by its sole member, Milestone Merchant Partners, LLC (MMP).

Allocation of Expenses

The Company has an expense sharing agreement with MMP. MMP periodically incurs costs on behalf of the Company which are then allocated to the Company.

Revenue Recognition

The Company uses the accrual method of accounting and recognizes revenue in the period in which the services have been provided, the revenue is fixed and determinable and collectiblity is reasonably assured.

Advisory fees represent fees arising from financings for which the Company acts as an agent and fees earned from providing merger and acquisition advisory services. These fees are recognized at the time the transactions are completed and the income is reasonably determinable. Retainer fees received in advance are deferred and recognized as revenue ratably over the term of the contract or as services are performed.

Reimbursed expenses are fees earned for expenses incurred by the Company during the performance of services related to advisory engagements.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition - continued

Commissions are earned for introducing customers' security purchases and sales to the Company's clearing firm, and are recorded on a trade-date basis.

Collectibility of Accounts Receivable

The Company does not maintain an allowance for doubtful accounts because based on management's estimates of the creditworthiness of its clients, analysis of subsequent changes in contracts, analysis of delinquent accounts, the payment histories of the accounts and management's judgment with respect to current economic conditions and in the opinion of management, is not required. Should business conditions deteriorate or any major client default on its obligations to the Company, an allowance may need to be established, which would have a negative impact upon the Company's operations. The allowance for doubtful accounts would be an estimate established through charges to administrative expenses.

Investments

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Due from Clearing Broker

The Company maintains an account with Citigroup Global Markets Inc. (Citigroup) for the purpose of executing customer security purchases and sales. All trades are settled with institutional customers on a delivery versus payment basis and the Company does not hold any securities. Citigroup requires the Company to maintain a cash account balance of at least $250,000.

Income Taxes

As a single member limited liability company, the Company is required to report all items of income, credit, deduction, and loss in the tax returns of the Company's sole member. Accordingly, no federal income taxes are provided for by the Company in the accompanying financial statements.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and reported revenues and expenses. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. The Company capitalizes all purchases of property and equipment greater than $1,000. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, ranging from 5 to 10 years. The Company uses the straight-line method for computing depreciation.

Statement of Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE B - RELATED PARTY TRANSACTIONS

In accordance with an expense sharing agreement, the Company recognizes the expenses incurred by MMP on the Company's behalf as operating expenses. The total amount of such expenses recognized was approximately $7.7 million.

NOTE C - INVESTMENTS

During 2004, the Company received 2,000 profit participation rights from a customer as partial payment under a contract for advisory services. These participation rights have been valued by management at $100,000, the estimated fair value.

NOTE C - INVESTMENTS - Continued

In 2003, as partial payment for advisory services, the Company received two warrants to purchase an aggregated amount of 99,800 shares of common stock of a company in the mortgage banking business. These warrants have an exercise price of $10 and expire after October 3, 2008. Management has estimated the value of these warrants at $62,000.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2004
Computers and equipment	$14,866
Furniture and fixtures	1,878
Leasehold improvements	4,670
	21,414
Less accumulated depreciation	(1,561)
	$19,853

NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Act and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 of the Act. The Company is required to maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2004, the Company had net capital of $3,136,938, which exceeded minimum net capital requirements by $3,013,522.

NOTE F - CONCENTRATION OF REVENUE

For the year ended 2004, four customers accounted for 22%, 15%, 11% and 11%, respectively, of advisory fees, or 59% in the aggregate.

NOTE G - SUBSEQUENT EVENT

In January 2005, in accordance with its expense sharing agreement, the Company distributed $4.5 million to MMP. The amount was disbursed as a payment of the intercompany balance and a dividend.

SUPPLEMENTARY INFORMATION

Milestone Advisors LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

Net capital	
Members' equity	$3,605,896
Deductions for non-allowable assets	
Accounts receivable and due from employees	264,298
Prepaid expenses	22,807
Investments	162,000
Fixed assets	19,853
	468,958
Net capital	3,136,938
Minimum net capital requirement - the larger of 6 2/3%of aggregate indebtedness of $1,851,234 or minimum net capital requirement $5,000	123,416
Excess net capital	$3,013,522
Ratio of aggregate indebtedness to net capital	.59 to 1
Schedule of aggregate indebtedness	
Accounts payable and accrued liabilities	$ 616,225
Deferred revenue	224,190
Due to affiliate	1,010,819
	$1,851,234
Reconciliation with the Company's computation (included in Part II of Form X-17 A-5 as of December 31, 2004	
Net capital, as reported in Company's Part II (unaudited)	
FOCUS report	$3,188,441
Adjustment for fixed assets	(19,853)
Adjustment for prepaid expenses	(22,807)
Adjustment to accounts receivable	16,601
Adjustment to accrue additional fees	(25,444)
Net capital per above	$3,136,938

Milestone Advisors LLC

STATEMENT REGARDING RULE 15c3-3

December 31, 2004

The Company is exempt from Rule 15c3-3 of the Securities Exchange Commission under paragraph K(2)ii of the rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Milestone Advisors, LLC

In planning and performing our audit of the financial statements and supplementary schedules of Milestone Advisors, LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and of the practices and procedures referred to in the previous paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

rcantile Bank & Trust Building
ite 700
o Hopkins Plaza
ltimore, MD 21201-2909
410.685.4000
410.837.0587
www.grantthornton.com

ant Thornton LLP
Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Baltimore, Maryland
February 11, 2005